Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

October 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams and Celeste Murphy

Re:	Recro Pharma, Inc. Registration Statement on Form S-3 Filed September 10, 2021
File No. 333-259460

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Recro Pharma, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter, dated September 27, 2021 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement”), as filed with the SEC on September 10, 2021.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Registration Statement on Form S-3

Cover Page

1.

We note this resale registration statement relates to your recent purchase of Irisys. The selling shareholders in this registration statement are the former owners of Irisys, who will receive the common shares to be resold on February 11, 2022, six months after the closing of the Unit Purchase Agreement, and will have no right voting rights or dividend rights in the shares until that time, as provided in paragraph 2.4 of the Unit Purchase Agreement, Exhibit 10.1 of your August 13, 2021 Form 8-K. Provide us your analysis why it is appropriate to register the shares for resale now, when the shares will not be issued until on or about February 11, 2022. In doing so, tell us the purpose of the six-month delay.

RESPONSE: The Company respectfully directs the Staff to Compliance and Disclosure Interpretation (“CD&I”) Questions 134.01 and 139.11, whereby the Staff formulated a set of requirements that allow parties to deem that a private placement under the Securities Act of 1933, as amended (the “Securities Act”), has occurred such that the filing of a registration statement thereafter to register the resale of securities in a secondary offering is appropriate and permissible. The Staff’s guidance under CD&I 134.01 and 139.11 states that the registration for resale of securities prior to their issuance is permitted if an issuer

Securities and Exchange Commission October 1, 2021 Page 2

has completed a sale of the securities under Section 4(a)(2) of the Securities Act to the selling securityholders. The closing of such private placement may be contingent on the filing or effectiveness of a resale registration statement or conditions outside the control of the investors, and the investors must be at market risk at the time of filing of the registration statement.

We note that the determination of whether a sale has been completed under Section 4(a)(2) of the Securities Act prior to the filing of a resale registration statement does not hinge on the closing and issuance of the securities, but rather on the timing of the investment decision in the private placement, including whether commitments are in place from the investors (i.e., the investors are irrevocably bound to purchase/receive the securities), subject only to the filing or effectiveness of a registration statement or conditions outside the control of the investors so that there is no further investment decision after the filing of a resale registration statement, and the investors have market risk at the time a resale registration statement is filed. The Company’s analysis of such factors is set forth below:

A.

The investors must be irrevocably bound to purchase a number of securities that is not based on market price or a fluctuating ratio, either at the time of effectiveness of a resale registration statement or at any subsequent date. There can be no conditions to closing within an investor’s control or that an investor can cause not to be satisfied.

The Unit Purchase Agreement (the “Purchase Agreement”), dated August 13, 2021, by and among the Company and the former equity holders (the “Sellers”) of IriSys, LLC (“IriSys”) provides for the issuance of 9,302,718 shares (the “Shares”) to the Sellers six months from the closing date of the acquisition of IriSys (the “IriSys Acquisition”). The Shares constituted a poriton of the aggregate purchase price (the “Purchase Price”) provided to the Sellers by the Company. The number of shares of common stock included in the Purchase Price was determined after an arm’s length negotiation between the parties to the Purchase Agreement and consititutes a definitive, finite figure. The six-month delay in the issuance of the Shares was a request from the Sellers for tax-planning and other reasons.

As such, the future issuance of the Shares is neither contingent upon the market price of the Company’s common stock, nor subject to adjustment at the time of effectiveness of the Registration Statement or at any time after effectiveness of the Registration Statement. There are also no conditions to closing that were within the Sellers’ control or that the Sellers could cause to be satisfied that had not been complied with prior to the filing of the Registration Statement on September 10, 2021.

We further note that the IriSys Acquisition closed simultaneously with the signing of the Purchase Agreement, thus negating any concern with regard to any closing conditions that would prevent the issuance of the Shares. As a result, the Company is irrevocably bound to issue the Shares to the Sellers.

B.	The investors must be at market risk at the time that a resale registration statement is filed.

The Sellers made an investment decision on August 13, 2021 (the signing date of the Purchase Agreement) to accept the Shares as partial consideration for the IriSys Acquisition, not knowing what the value of the Company’s common stock may be when the Shares are issued in February 2022. They have therefore been at market risk since that date and continued to be at market risk at the time of the filing of the Registration Statement on September 10, 2021.

For the reasons above, the Company believes that the private placement by virtue of the Purchase Agreement complies with the Staff’s guidance under CD&I 134.01 and 139.11 and that such private placement was effectively completed under Section 4(a)(2) prior to the filing of the Registration Statement on September 10, 2021 for the resale of the Shares upon their issuance.

Securities and Exchange Commission October 1, 2021 Page 3

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (215) 981-4331 or Rachael.Bushey@Troutman.com.

Respectfully submitted,

/s/ Rachael M. Bushey
Rachael M. Bushey
TROUTMAN PEPPER HAMILTON SANDERS LLP

cc:	Via Email

Ryan D. Lake, Recro Pharma, Inc.

Jennifer Porter, Troutman Pepper Hamilton Sanders LLP

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